

MAKING A

DIFFERENCE

TRIPATH IMAGING®
INC

We create solutions that redefine the early detection and clinical management of cancer.

PORATE PROFILE



TriPath Imaging, Inc., headquartered in Burlington, North Carolina, develops, manufactures, markets and sells innovative solutions to improve the clinical management of cancer, including detection, diagnosis, staging and treatment. TriPath Oncology, a wholly owned subsidiary of TriPath Imaging, develops molecular diagnostic and pharmacogenomic products and services for malignant melanoma and cancers of the cervix, breast, ovary and prostate.



$18.5
$32.7
$27.0
$37.5
$53.8
99
00
01
02
03

Revenues
in millions



44%
51%
52%
60%
66%
99
00
01
02
03

Gross Margin
percent



($1.17)
($0.60)
($0.61)
($0.48)
($0.23)
99
00
01
02
03

Net Loss
per Share

Nasdaq National Market: TPTH

Selected Consolidated Financial Data[1]

	1999	2000	2001	2002	2003
Revenues	$ 18,466	$ 32,652	$ 27,017	$ 37,485	**$53,764**
Gross profit	8,098	16,529	13,921	22,563	**35,387**
Research and development [2]	12,258	9,629	7,828	10,259	**14,295**
Selling, general and administrative	17,724	23,867	28,777	30,786	**30,011**
Operating loss	(33,251)	(16,967)	(22,684)	(18,482)	**(8,919)**
Net loss	$(32,557)	$(17,369)	$(21,680)	$(18,064)	**$ (8,538)**
Net loss per share (basic and diluted) [3]	$ (1.17)	$ (0.60)	$ (0.61)	$ (0.48)	**$ (0.23)**
Weighted-average shares outstanding [4]	27,819	29,137	35,467	37,438	**37,626**

	1999	2000	2001	2002	2003
Cash, cash equivalents and short-term investments	$ 13,962	$ 54,340	$ 55,976	$ 32,571	**$20,954**
Working capital	17,338	62,316	62,898	38,837	**33,446**
Total assets	58,874	97,471	96,748	73,951	**65,928**
Long term obligations	1,117	3,760	5,001	220	**8**
Total stockholders' equity	$ 47,025	$ 80,774	$ 77,291	$ 59,177	**$52,371**




13%
14%
73%

2003 Revenue Mix
Reagents
Instruments
Other


27%
73%

2003 Geographic Revenue Breakdown
United States
International


$1.96
$2.60
$3.05
$3.30
$4.76
$5.80
$6.56
$7.61
$8.37
$9.15
$10.31
$11.18
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2001
2002
2003

Steady Growth in Reagent Revenues
in millions

LETTER TO OUR SHAREHOLDERS



WHEN WE SET OUT TO REINVENT TRIPATH IMAGING in June of 2000, we anticipated that the market environment for cancer diagnostics would dramatically change over the next few years. We anticipated that these changes and the potential impact of biomarkers would alter both the clinical and laboratory practice of medicine over time. We also believed that TriPath Imaging could effectively leverage the opportunities created by these changes if we could extract the economic and clinical value of the assets created by our predecessor companies.

We set out to create (1) a commercial engine that would initially leverage our legacy business in cervical cytology to generate real revenues, to drive margins, and to generate cash today and (2) a development engine that would leverage our technology assets to create a broad portfolio of high-margin molecular diagnostic products to drive our growth well into the future. In so doing, we expected to redefine the economics of our commercial business and to create the commercial and technology assets that would make a real difference today and well into the future.

Our results from 2003 are proof positive of the early impact of our strategy. ***We are making a difference.***

In short, 2003 was an outstanding year for TriPath Imaging. We recorded revenues of nearly $53.8 million, a 43.4% increase from 2002. Our gross profit grew nearly 57%. Net loss declined by approximately 53% and our Commercial Operations segment was profitable for five consecutive quarters and for the full year.

Our Commercial Operations team, led by Ray Swanson, clearly made a difference in 2003. We increased worldwide sales of SurePath™ reagents and disposables by nearly 58%. We increased domestic sales of reagents and disposables by 70%. We increased market penetration as 150 new laboratory customers, including 88 here in the U.S., adopted the SurePath liquid-based Pap test. This brings the total to over 600 laboratory customers worldwide.

We continued to add new FocalPoint™ customers, bringing the total to nearly 150 worldwide. We signed new agreements with both Quest and LabCorp. We increased international revenues by over 19% and enhanced opportunities for future growth in attractive markets such as Canada, the United Kingdom, elsewhere in Europe and Asia. We continued to aggressively implement lean manufacturing and, thereby, continued to significantly improve productivity, lead time, days sales in inventory, and product cost.

Our TriPath Oncology team, led by Johnny Powers, clearly made a difference in 2003. We completed the marker discovery phase of development for our molecular diagnostic products. We completed the selection of molecular marker panels and initiated assay optimization for our cervical and breast cancer staging products. The results of an independent research study demonstrated that measurement of Melastatin® expression using an assay developed by our TriPath Oncology team provides independent prognostic information that may be useful in the clinical assessment of melanoma. We also demonstrated the value of our technology and expertise in the drug development process through our work with Bristol-Myers Squibb.

We believe that our solid operating and financial performance in 2003 provides substantial momentum going into 2004.

We expect that our Commercial Operations team will continue to make a difference in 2004 by leveraging the quality and inherent cost advantages associated with the SurePath liquid-based Pap test to further build our position in the cervical cytology market. Our shift in focus from capital equipment to reagent and disposables sales reinvented the economics of our business and has, positioned us for profitability in 2004.

Given the quality and cost of our product, we believe that the SurePath liquid-based Pap test creates significant value. It is the only liquid-based Pap test that incorporates a unique sample transfer method that ensures that all cells collected are transported to the laboratory. It is the only liquid-based Pap test with FDA-approved labeling claims for a statistically significant reduction in unsatisfactory cases and a 64.4% ($p<0.0001$) increase in detection of High Grade Squamous Intraepithelial and more serious lesions (HSIL+), that is, premalignant and malignant disease of the cervix. All of this at a lower cost than our competition.

"We are pleased with our results from 2003. It was an outstanding year that set the stage for the future. We are confident and look forward to 2004 and beyond."





We expect to continue enhancing our product offering in cervical cytology in 2004. We plan on maintaining our low cost position by continuing to aggressively manage our costs and to drive further improvement in productivity, lead time, and inventory management. We submitted data to the FDA in support of an application to gain approval for the use of alternative collection devices with our SurePath liquid-based Pap test. We are actively engaged in separate clinical trials to enhance our FocalPoint product and to enable human papilloma virus (HPV) testing of cells collected in our SurePath test pack.

We expect that our TriPath Oncology team will also make a significant difference in 2004. From its inception, even in the discovery phase of development, our molecular diagnostics program has been driven by our focus on patient outcome and cost of care. We are designing products in an easily adopted and cost-effective format to fulfill unmet clinical needs that translate directly into measurably improved patient outcome and reduced cost of care. We believe that our focus on outcome will ultimately be the key differentiator of our approach.

We expect that 2004 will be a pivotal year for our molecular diagnostics program as we expect to release our cervical and breast cancer staging assays for external research studies in the third quarter of 2004. We expect to complete the marker selection process and to initiate assay optimization for a blood-based ovarian cancer screening product leading to its introduction for external research studies in 2005.

We are pleased with our results from 2003. It was an outstanding year that set the stage for the future. We are confident and look forward to 2004 and beyond.

We wish to thank our shareholders, our customers, and our employees for our continued success. Together, we are making a difference.

Paul R. Sohmer, M.D.
Chairman of the Board, President, and Chief Executive Officer


MAKING A
DIFFERENCE

TRIPATH IMAGING is committed to making a difference for patients, doctors, lab professionals and third-party payors by creating solutions that address unmet clinical needs and reduce the cost of healthcare. The American Cancer Society estimates that women in the United States have a 1-in-3 lifetime risk of developing invasive cancer.

Today, TriPath Imaging provides integrated cervical cytology screening solutions that offer substantial value to laboratory customers, doctors, patients and third-party payors worldwide in diagnosing cervical cancer.

In the future, TriPath Imaging expects to expand by providing next-generation clinical solutions for patients through the development of novel molecular oncology products. In cancers of the cervix, breast, ovary, prostrate and malignant melanoma, the proprietary reagents that TriPath Imaging is developing may be used to screen and assist in the diagnosis of the presence of disease, to assess patient prognosis and outcome more accurately, to guide therapeutic selection in the management of cancers, and to monitor for disease recurrence.

THE EXPERT VIEWS AND PATIENT STORIES THAT FOLLOW are provided to highlight the many challenges and dilemmas that patients and their doctors face today. TriPath Imaging is working to meet these needs. These views illustrate the personal nature of TriPath Imaging's mission—to create solutions that redefine the early detection and clinical management of cancer.

AN EXPERT VIEW

"We continue to be overwhelmed by the number of abnormal cervical cytology results requiring evaluation. We need to be able to triage these women with HPV (human papilloma virus) / LSIL (low grade squamous intraepithelial lesions) using a better CIN 3 (cervical intraepithelial neoplasia) risk profiling strategy.

"Ovarian cancer screening is still impossible. Ultrasound is insensitive and has too many false positives. Our only current strategy is earlier diagnosis of women who have symptoms. We need a blood test or new radiographic marker for ovarian cancer."

—Joan L. Walker, M.D.
Professor and Chief, Section of Gyn Oncology
College of Medicine, University of Oklahoma

Today, TriPath Imaging provides integrated cervical cytology screening solutions that offer substantial value to laboratory customers, doctors, patients and third-party payors worldwide in diagnosing cervical cancer.





A PATIENT VIEW

JANE, 28 YEARS OLD, SINGLE, NO CHILDREN

I had two abnormal pap smears within 24 months, when I had to move to a new city for a job change and thus went to see a new doctor. This doctor suggested using a thin-layer Pap smear test, which she said was better than the traditional Pap smear. That test came back abnormal also. Then my doctor recommended that I come in for a procedure called a colposcopy. I had never heard of that procedure and my doctor didn't take time to explain it. I was nervous that the procedure would hurt and, most of all, I was scared that I might have cancer. It took several months to get the colposcopy scheduled and performed, and I could barely stand waiting to find out what was wrong with me. Thankfully, despite all of my worrying and stress, the biopsies that they took during the procedure came back with no sign of cancer. I hope I don't have to go through this again.

FOR PATIENTS and Doctors...





AN EXPERT VIEW

"The Pap smear has been credited with reducing the death rate from cervical cancer by 70% in regularly screened populations. However, because of the high false-negative rate of the Pap smear, frequent repetitions of the test are necessary to reduce the error rate and ensure that precursor lesions are detected before they become invasive. Now with the introduction of human HPV/DNA testing, we are faced with an increase in false positive tests, whereby the patient has an HPV infection as detected by the test, but not a lesion on her cervix.

"With an abnormal Pap test and a positive HPV result, the clinician is compelled to 'FIND THE LESION.' Many times the colposcopy and biopsy are negative, yet the clinician is intimidated by the threat of legal repercussions if a lesion is missed. So the patient is treated as if she had a high-grade lesion. Over-treatment not only provokes patient and clinician anxiety, but may leave a young patient infertile by removing too much cervical tissue to maintain a full-term pregnancy.

"The combination of false negatives and false positives has further increased the cost of health care to women at risk (virtually all women who are or have been sexually active), without evidence that we are capable of reducing the death rate from this disease."

—Dorothy L. Rosenthal, M.D., FIAC
Professor of Pathology, Oncology and Gynecology & Obstetrics, The Johns Hopkins University School of Medicine
Director of Pathology, Johns Hopkins Bayview Medical Center

A PATIENT VIEW

LAURA, 36 YEARS OLD, MARRIED, ONE CHILD

My doctor just called me back with results from my annual pap smear. He said that my pap smear was normal but that I tested positive for a sexually transmitted disease called HPV. I have never heard of that and have no idea how I might have gotten it. Was it from a prior boyfriend or from my husband? Does this mean that I might not be able to have more children? I asked my doctor if I could take some medicine for the infection or if there was some way to cure it. He said there is no cure for HPV; it just means that I am now considered high risk for cervical cancer and that I should come back in 6-12 months to be tested again to make sure I don't have cancer. How can I stop worrying about getting cancer?

AN EXPERT VIEW

"There is now great interest in using molecular diagnostics for breast cancer. The development of targeted molecular therapies to inhibit the estrogen receptor and Her-2/neu growth pathways has changed our perception of molecular diagnostics from ancillary studies to independent clinical tests, and has focused attention on the need for molecular assays that are reliably performed and interpreted. Similar issues of quality control are expected of newer assays. There is also increased awareness of the importance of validating molecular diagnostic assays with meaningful clinical outcomes."

—*W. Fraser Symmans, M.D.*
Associate Professor, Patho
M.D. Anderson Cancer Center, University of



AN EXPERT VIEW

"The traditional trial and error practice of medicine is progressively eroding in favor of more precise biomarker-assisted diagnostics and safer and more effective molecularly guided treatments of disease. The realization of the integration of diagnostics with therapeutics and the transition to targeted therapy and personalized medicine are not without challenges, yet many of these challenges are being addressed. As individuals continue to take on more of the burden of making decisions relevant for their own health and well being, educational forums must be developed for patients and providers alike to understand the complex nature of the genomic and proteomic information that is now driving biomarker-based drug development and the future introduction of integrated diagnostics and therapeutics."

—*Jeffrey S. Ross, M.D.*
Chairman Department of Pathology and Laboratory Medicine
Albany Medical College
Scientific Fellow Oncology Molecular Medicine
Millennium Pharmaceuticals, Inc.



...Lab PROFESSIONALS and third-party Payors

A PATIENT VIEW

RACHEL, 42 YEARS OLD, DIVORCED, TWO CHILDREN

Cancer has certainly changed my life. I was one of those women who tried to 'do too much' — a single mom taking care of two teenage children and running my own business. Hindsight is 20/20. I guess there were signs and a genetic disposition (my mother died of ovarian cancer in her 50's). I had become tired and irritable and felt bloated, but thought it was normal to feel this way at mid-life. I had gained a lot of weight and was constantly out of breath. I finally went to see my doctor. She sent me for x-rays and then they called me back to do a CT scan, because they saw a mass. After the scan, the doctor came back in. I vaguely heard what she was saying. Ovarian cancer—is that what she said? I entered the twilight zone. They drained two liters of fluid from my stomach and did a biopsy, which confirmed the cancer. I felt like I had received the same death sentence as my mother. But I found power within to deal with the surgery (total hysterectomy) and chemotherapy. The good part is that the cancer did not show up in my lymph nodes or any other major organs and today I feel good. The bad part is that I am really scared that the cancer may come back. I hope and pray that someone will come up with a method of early detection and that women will be able to conquer this silent enemy.

AN EXPERT VIEW

"Cancer is a complex disease that results from the generalized loss of control over the cellular processes of growth and proliferation. As clinicians, we are faced with challenges in the need for better detection, better prognosis and better therapeutic options. Progress in these areas is essential to optimize management of individual patients and improve patient outcome. Research into the complexity of cancer is providing the medical community with better information to confront these challenges. In breast cancer, the ability to detect the disease at an early stage, to identify those patients who are at risk for disease recurrence and metastasis and to select the most appropriate therapies for each patient are significant clinical needs in disease management. The emerging era of molecular diagnostics promises to meet these challenges with better tools and information for both the physician and the patient."

—Jonathan A. Fletcher, M.D.
Associate Professor of Pediatrics and Pathology
Harvard Medical School

In the future, TriPath Imaging expects to expand by providing next-generation clinical solutions for patients through the development of novel molecular oncology products.





AN EXPERT VIEW

"One of the challenges facing clinicians in the fight against breast cancer is the need for better and more effective therapies. Active research in this area is attempting to identify the various molecular mechanisms that participate in this complex disease. The goal is to identify the key molecular events that are responsible for disease on-set and progression. It is hoped that through such an understanding, we will be able to develop specific drugs to combat breast cancer. Active research into the molecular biology of breast cancer is yielding insights into this disease. The successful translation of these insights into clinically useful assays promises to provide the physician with better diagnostic and predictive tests for both disease detection and selection of the most effective treatment for the patient."

—Lajos Pusztai, M.D., D.Phil

Assistant Professor of Medicine, Breast Medical Oncology
M.D. Anderson Cancer Center, University of Texas

A PATIENT VIEW

SHARON, 55 YEARS OLD, MARRIED, NO CHILDREN

My saga began at my annual mammogram appointment. The radiologist saw an abnormality. My doctor had me come back for another, more detailed mammogram, which showed several questionable areas. I was sent immediately to a surgeon, who took a look at the x-rays and told me not to worry, it looked like benign cysts. Unfortunately, he was wrong. After a breast biopsy was performed, I was diagnosed with Stage 1 breast cancer in my left breast and I had small suspicious lumps in my right breast. Based on my doctor's best guesstimates, the cancer was also likely to occur in the other breast at some point in the future. I have never been a risk taker, so I elected to have a double mastectomy. Thankfully, the cancer had not spread to my lymph nodes and the lumps in my right breast were cancer free. Maybe I didn't need to have both breasts removed, but given the information we had at the time, it seemed best. I chose not to have radiation or chemotherapy following surgery, but I have been taking medicine for several years to prevent recurrence.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)	December 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,954	$ 32,571
Accounts receivable, less allowance of $2,277 and $3,554 at December 31, 2003 and 2002, respectively	13,650	9,370
Inventory, less reserves for obsolescence of $2,302 and $1,828 at December 31, 2003 and 2002, respectively	10,896	10,973
Other current assets	1,495	477
Total current assets	46,995	53,391
Customer use assets, net	6,634	6,357
Property and equipment, net	3,418	4,063
Other assets	488	930
Patents, less accumulated amortization of $3,085 and $2,419 at December 31, 2003 and 2002, respectively	6,459	7,126
Other intangible assets, less accumulated amortization of $1,066 and $916 at December 31, 2003 and 2002, respectively	1,934	2,084
TOTAL ASSETS	$ 65,928	$ 73,951
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,425	$ 2,341
Accrued expenses	7,378	5,436
Deferred revenue and customer deposits	1,499	1,103
Deferred research and development funding	207	2,479
Current portion of debt	40	785
Other current liabilities	–	2,410
Total current liabilities	13,549	14,554
Long-term debt, less current portion	8	13
Other long-term liabilities	–	207
Stockholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	–	–
Common stock, $0.01 par value; 98,000,000 shares authorized; 37,855,967 and 37,454,234 shares issued and outstanding at December 31, 2003 and 2002, respectively	379	375
Additional paid-in capital	285,035	283,396
Deferred compensation	(52)	(78)
Accumulated deficit	(233,020)	(224,482)
Accumulated other comprehensive income (loss)	29	(34)
Total stockholders' equity	52,371	59,177
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 65,928	$ 73,951

See Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)	Year Ended December 31, 2003	2002	2001
REVENUES	**$53,764**	$ 37,485	$ 27,017
Cost of revenues	**18,377**	14,922	13,096
Gross profit	**35,387**	22,563	13,921
OPERATING EXPENSES:			
Research and development	**8,861**	7,534	5,858
Regulatory	**5,434**	2,725	1,970
Sales and marketing	**18,324**	19,850	18,685
General and administrative	**11,687**	10,936	10,092
	44,306	41,045	36,605
Operating loss	**(8,919)**	(18,482)	(22,684)
Interest income	**413**	969	2,321
Interest expense	**(32)**	(551)	(1,317)
NET LOSS	**$ (8,538)**	$(18,064)	$(21,680)
NET LOSS PER COMMON SHARE (basic and diluted)	**$ (0.23)**	$ (0.48)	$ (0.61)
Weighted-average common shares outstanding	**37,626**	37,438	35,467

See Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share amounts)	Year Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net loss	**$ (8,538)**	$(18,064)	$(21,680)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	**3,539**	3,044	3,071
Amortization of intangible assets	**817**	817	817
Amortization of deferred compensation	**26**	39	89
Non-cash equity compensation	**49**	–	–
Amortization of deferred research and development	**(2,479)**	(2,479)	(1,033)
Amortization of non-cash debt issuance costs	**–**	225	487
Loss (Gain) on disposal of fixed assets	**13**	(3)	(9)
Other non-cash items	**–**	885	695
Changes in operating assets and liabilities:			
Accounts receivable	**(4,183)**	233	2,005
Inventory	**(3,122)**	(3,005)	(2,135)
Other current assets	**(1,011)**	603	(218)
Other long-term assets	**443**	(28)	(809)
Accounts payable and accrued expenses	**3,927**	(767)	100
Deferred revenue and customer deposits	**395**	373	(427)
Other current liabilities	**(2,410)**	–	–
Net cash used in operating activities	**(12,534)**	(18,127)	(19,047)
INVESTING ACTIVITIES			
Purchases of property and equipment	**(146)**	(2,251)	(936)
Disposals of property and equipment	**–**	5	9
Sales (Purchases) of short-term investments	**–**	2,499	(2,499)
Other	**196**	–	107
Net cash provided by (used in) investing activities	**50**	253	(3,319)
FINANCING ACTIVITIES			
Net proceeds from issuance of common stock and warrants	**–**	–	17,806
Proceeds from exercise of stock options and warrants	**1,594**	236	937
Other	**–**	–	(41)
Proceeds from research and development agreement	**–**	–	6,198
Proceeds from debt	**633**	–	–
Payments on debt and leases	**(1,384)**	(3,286)	(3,292)
Net cash provided by (used in) financing activities	**843**	(3,050)	21,608
Effect of exchange rate changes on cash	**24**	18	(105)
Net decrease in cash and cash equivalents	**(11,617)**	(20,906)	(863)
Cash and cash equivalents at beginning of year	**32,571**	53,477	54,340
Cash and cash equivalents at end of year	**$ 20,954**	$ 32,571	$ 53,477
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest	**$ 32**	$ 326	$ 830
NONCASH INVESTING AND FINANCING ACTIVITIES			
Re-pricing of warrants issued as consideration under term loan agreement	**$ –**	$ (350)	$ (576)

See Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2003

CORPORATE INFORMATION

Headquarters
TriPath Imaging, Inc.
780 Plantation Drive
Burlington, NC 27215
(866) TRI-PATH
www.tripathimaging.com

CORPORATE OFFICERS

Paul R. Sohmer, M.D.
Chairman of the Board, President, and Chief Executive Officer

Stephen P. Hall
Senior Vice-President and Chief Financial Officer

Johnny D. Powers, Ph.D.
Senior Vice-President and General Manager, TriPath Oncology

Ray W. Swanson
Senior Vice-President, Commercial Operations

BOARD OF DIRECTORS

Paul R. Sohmer, M.D.
Chairman of the Board

Haywood D. Cochrane, Jr. (1)
Chief Executive Officer, CHD Meridian Corporate Healthcare

Robert E. Curry, Ph.D. (2)
Venture Partner, Alliance Technology Ventures

Richard A. Franco, R. Ph. (2) (3)
President, The Richards Group, Ltd.; Co-founder, LipoScience, Inc.; Former Chairman, President and CEO, LipoScience, Inc.; Former President and CEO, Trimeris, Inc.; Former Vice President and General Manager, Glaxo, Inc.

Arthur T. King, Ph.D. (1) (3)
Dean, School of Business and Economics Winston-Salem State University

Robert L. Sullivan (1) (3)
Retired Senior Vice President of Finance, Chiron Diagnostics Corporation

(1) Audit Committee member
(2) Compensation Committee member
(3) Nominating and Governance Committee member

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
(800) 937-5449
www.amstock.com

The Transfer Agent is responsible for handling registered shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.

INVESTOR INFORMATION

Copies of the Company's Form 10-K, Forms 10-Q, quarterly earnings releases, or other recent news releases may be obtained through the corporate homepage, www.tripathimaging.com, by calling (866) TRI-PATH or by writing to:

Jenny R. Kobin
Investor Relations
TriPath Imaging, Inc.
780 Plantation Drive
Burlington, North Carolina 27215
investorrelations@tripathimaging.com

INDEPENDENT AUDITORS

Ernst & Young, LLP
Raleigh, North Carolina

LEGAL COUNSEL

Palmer & Dodge LLP
Boston, Massachusetts

STOCK SYMBOL

TriPath Imaging common stock trades on the Nasdaq National Market under the symbol "TPTH".

ANNUAL MEETING

The annual meeting of shareholders will be held on Thursday, May 20, 2004 at 10:00 A.M. at the Country Suites, 3211 Wilson Drive, Burlington, North Carolina.

ANNUAL REPORT INFORMATION

The 2003 Annual Report is presented using a summary format intended to provide information about TriPath Imaging in a concise manner. The audited financial statements and detailed analytical schedules are contained in TriPath Imaging's Annual Report on Form 10-K for the year ended December 31, 2003.

Copies of the Form 10-K are being distributed to shareholders together with and as part of the 2003 Annual Report. Additional copies of the Form 10-K are available by contacting the Investor Relations Department.

FORWARD-LOOKING STATEMENTS

Investors are cautioned that statements in this annual report that are not strictly historical statements constitute forward-looking statements which involve risks and uncertainties that could cause actual results and outcomes to differ materially from what is expressed in those forward-looking statements. Such forward-looking statements include, without limitation, those related to the efficacy and market acceptance of TriPath Imaging's products, TriPath Imaging's product development efforts and TriPath Imaging's ability to maintain and grow its business. Important factors that may affect TriPath Imaging's operating results include, without limitation: TriPath Imaging may not receive revenues when or in the amounts anticipated; TriPath Imaging may be unable to increase sales and revenues at its historical rates; expenses may exceed expectations and TriPath Imaging may not achieve profitability when expected, if at all; changes in general economic conditions or the healthcare industry may occur that adversely affect TriPath Imaging's customers' purchasing plans; TriPath Oncology may be unable to successfully develop and commercialize products and services when anticipated, if at all; TriPath Imaging's products may not achieve market acceptance to the degree anticipated; competition and competitive pricing pressures may limit TriPath Imaging's flexibility with respect to the pricing of its products; TriPath Imaging may need to obtain additional financing in the future; TriPath Imaging may not be able to develop and to protect adequately its proprietary technology; TriPath Imaging and TriPath Oncology's products may not receive FDA or other required regulatory approval when expected, if at all; and other risks detailed in TriPath Imaging's filings with the Securities and Exchange Commission, including those described in TriPath Imaging's Annual Report on Form 10-K for the year ended December 31, 2003.

TriPath Imaging, Inc.
780 Plantation Drive
Burlington, NC 27215
336.222.9707
www.tripathimaging.com

Nasdaq National Market: TPTH

Document #822-05772-00